NEWS RELEASE

Fortuna reports record earnings for the third quarter of 2024

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, November 6, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the third quarter of 2024.

“In the third quarter, a focus on cost discipline and safe operations allowed Fortuna to capture the benefit of rising metal prices and achieve record attributable earnings of $50.5 million and record operating cash flow before working capital changes of $119.3 million.” said Jorge Ganoza, Fortuna’s President and CEO. Mr. Ganoza continued, “Our mines delivered 110,820 ounces of gold equivalent production at a cash cost per ounce of $1,059 as we remain well positioned to finish the year within our cost and production guidance.” Mr. Ganoza added, “The Company also achieved a key milestone with a positive net cash position at the end of the quarter and we recently renegotiated our credit facility reducing financial costs and providing additional financial flexibility.”

Third Quarter 2024 highlights

Financial

•Attributable net income of $50.5 million or $0.16 per share, compared to $40.6 million or $0.13 per share in Q2 2024
•Adjusted attributable net income1 of $49.9 million or $0.16 per share, compared to $30.4 million or $0.10 per share in Q2 2024
•Generated $119.3 million (or $0.38 per share) of cash flow from operations before working capital changes, and free cash flow from ongoing operations1 of $56.6 million, compared to $93.0 million (or $0.30 per share) and $38.6 million, respectively, in Q2 2024
•As at the end of the quarter, the Company had a cash position of $180.6 million and achieved a positive net cash1 position of $8.0 million. Liquidity increased to $430.6 million from $355.6 million at the end of Q2 2024
•Subsequent to the end of the quarter, the Company resized its revolving credit facility from $250.0 million to $150.0 million and increased the uncommitted accordion to $75.0 million from $50.0 million reducing its reliance on bank debt. The revolving debt facility remains fully undrawn2

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Excluding letters of credit

3 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024; $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb and $2,835/t Zn or Au:Ag = 1:80.19, Au:Pb = 1:1.08, Au:Zn = 1:0.82 for Q2 2024. And the following metal prices for YTD Q3-2024 $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn

Operational

•	Gold equivalent[3] production of 110,820 ounces, compared to 116,570 ounces in Q2 2024. Nine month gold equivalent production of 339,933 ounces, aligned to meet annual guidance of 457 to 497 koz. For full details refer to our News Release titled “Fortuna reports solid production of 110,820 gold equivalent ounces for the third quarter of 2024” dated October 10, 2024
•	Consolidated cash costs[1] per ounce of gold equivalent sold of $1,059 for the quarter and $977 year to date remain largely aligned with annual guidance of $935 to $1,055; adjusting for San Jose, which is mining its last year of Mineral Reserves, consolidated cash costs were $935 for the quarter
•	Consolidated all-in sustaining cash costs (AISC)[1] per ounce of gold equivalent sold of $1,696 for the quarter and $1,618 year to date, are tracking at the upper end of annual guidance of $1,485 to $1,640; adjusting for San Jose, consolidated AISC was $1,594. The leach-pad expansion for Lindero is a one-time $42 million capital project in 2024 set for completion in Q4 and weighs approximately $90 per ounce on our annual consolidated AISC
•	The Company recorded one lost time injury in the quarter and a year-to-date total recordable injury frequency rate of 1.37

Growth and Development

•	At the newly discovered Kingfisher prospect at the Séguéla Mine the Company intersected 14.2 g/t gold over 16.8 meters. For full details refer to our News Release titled “Fortuna intersects 14.2g/t Au over 16.8 meter at the Kingfisher prospects, Séguéla Mine, Côte d’Ivoire” dated September 10, 2024
•	Exploration continued at the Diamba Sud exploration project with an intersect of 6.9 g/t gold over 33.3 meters at the Western Splay prospect. For full details refer to our News Release titled “Fortuna intersects 6.9g/t Au over 33.3. meters at the Diamba Sud Project, Senegal” dated September 12, 2024

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Third Quarter 2024 Consolidated Results

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Sales	274.9	243.1	13%	759.8	577.1	32%
Mine operating income	86.9	65.9	32%	236.8	138.2	71%
Operating income	72.7	45.4	60%	175.2	77.0	128%
Attributable net income	50.5	27.5	84%	117.4	41.5	183%
Attributable income per share - basic	0.16	0.09	78%	0.38	0.14	171%
Adjusted attributable net income[1]	49.9	29.6	69%	107.3	44.3	142%
Adjusted EBITDA[1]	131.3	104.6	26%	339.1	214.0	58%
Net cash provided by operating activities	92.9	106.5	(13%)	215.4	191.8	12%
Free cash flow from ongoing operations[1]	56.6	70.0	(19%)	107.3	87.3	23%
Cash cost ($/oz Au Eq)[1]	1,059	814	30%	977	887	10%
All-in sustaining cash cost ($/oz Au Eq)[1]	1,696	1,313	29%	1,618	1,508	7%
Capital expenditures[2]
Sustaining	38.4	27.2	41%	94.1	89.3	5%
Non-sustaining[3]	12.3	1.3	846%	38.8	3.4	1,041%
Séguéla construction	-	1.9	(100%)	-	50.0	(100%)
Brownfields	(0.5)	3.3	(115%)	9.0	10.7	(16%)
As at				September 30, 2024	December 31, 2023	% Change
Cash and cash equivalents				180.6	128.1	41%
Net liquidity position (excluding letters of credit)				430.6	213.1	102%
Shareholder's equity attributable to Fortuna shareholders				1,420.4	1,238.4	15%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Third Quarter 2024 Results

Cash Costs and AISC

Consolidated cash cost per equivalent gold ounce was $1,059, compared to $814 in the third quarter of 2023. The increase in cash cost is explained mainly by lower stripping and mining costs during Séguéla’s first quarter of operations in Q3 2023; lower head grades and throughput at San Jose in its last year of Mineral Reserves; higher cash costs per ounce at Yaramoko related to lower head grades and higher mining and indirect costs. Cash cost per ounce for the quarter and for the year remain largely aligned with annual guidance.

All-in sustaining costs per gold equivalent ounce was $1,696 for the third quarter of 2024 compared to $1,313 for the third quarter of 2023. The increase was primarily the result of higher sustaining capital at Lindero related to the expansion of the leach-pad, and higher cash cost per ounce as described above.

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AISC Performance vs 2024 Guidance

All-in sustaining costs per gold equivalent ounce sold for the nine months ending September 30, 2024 was $1,618 and is expected to be at the higher end of guidance for the year as a result of the following:

●	Real currency appreciation of the Argentine Peso increasing Lindero’s cash costs by 9%
●	Increased sustaining capital costs to accelerate 2025 development at Yaramoko to access newly identified mineral resources
●	Lower production compared to plan at San Jose due to operational challenges in its last year of reserves

The Company has several continuous improvement initiatives in place.  Some of the key ongoing projects are:

●	Séguéla process optimization: In Q3 2024 Séguéla achieved 35% higher throughput than nameplate capacity, and 20% higher than our 2024 mine plan. This increase already exceeds the capacity expansion scheduled in the technical report for 2026. The expansion has been achieved with minimal capex.
●	Lindero: Several productivity and cost reduction projects representing annual incremental profit of $16 million (pre-tax) consisting mainly of the following: increased gold recovery from grind size optimization, ADR plant incremental flow, haulage fleet optimization, and conversion from diesel power generation to solar.

Attributable Net Income and Adjusted Attributable Net Income

Net income attributable to Fortuna for the quarter was $50.5 million compared to $27.5 million in Q3 2023. After adjusting for non-cash and non-recurring items, adjusted attributable net income for the quarter was $49.9 million compared to $29.6 million in Q3 2023.

The increase in net income and adjusted net income was explained mainly by higher realized gold and silver prices partially offset by lower gold sales volume and higher costs per ounce. The realized gold and silver prices were $2,490 and $29.4 per ounce respectively compared to $1,925 and $23.7 per ounce, respectively, for the comparable period in the prior year. The decrease in gold sales volume was primarily due to lower production at Yaramoko and San Jose as per the mine plans. The higher cost per ounce was primarily at Séguéla, San Jose and Yaramoko as described above.

Adjusted net income for the quarter also benefited from $3.4 million of foreign exchange gains related to the appreciation of the Euro during the quarter, $3.2 million of investment income related to cross-border, Argentine pesos denominated bond trades, and lower interest expenses.

Depreciation and Depletion

Depreciation and depletion for the third quarter of 2024 was $59.3 million compared to $63.4 million in the comparable period. The decrease in depreciation and depletion was primarily the result of lower depreciation and depletion at San Jose due to an impairment charge in the fourth quarter of 2023 and lower depletion per ounce in the 55 Zone at Yaramoko, partially offset by higher depletion at Séguéla. Depletion at Séguéla in the quarter includes $16.8 million of the purchase price related to the acquisition of Roxgold Inc in 2021.

Cash Flow

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Net cash generated by operations for the quarter was $92.9 million compared to $106.5 million in Q3 2023. Excluding changes in working capital, net cash from operations was $119.3 million compared to $106.2 million in the comparative period. The increase of $13.1 million reflects higher adjusted EBITDA of $25.8 million offset mainly by higher taxes paid of $8.9 million mostly at Séguéla.

Negative working capital for the quarter of $26.4 million was due to an increase of $24.5 million in receivables primarily due to the timing of trade receivables and VAT collection. At the end of the quarter the balance of VAT receivables at Yaramoko was $45.0 million.

In the third quarter of 2024 capital expenditures on a cash basis amounted to $50.2 million consisting of $37.9 million of sustaining capital, including brownfields exploration, and $12.3 million of non-sustaining capital. Year to date capital expenditures were $141.9 million consisting of $103.1 million of sustaining capital and $38.8 million non-sustaining capital.

Free cash flow from ongoing operations for the quarter was $56.6 million, compared to $70.0 million in the comparable period. The decrease in free cash flow, despite higher metal prices in the quarter, is explained mainly by negative working capital of $26.4 million compared to $nil in the third quarter of 2023, capital expenditures for the Lindero leach pad expansion and higher taxes paid due to the third and final tax installment at Séguéla for 2023 taxes. The comparable period also had a number of one-time benefits that lowered the cost of production at Séguéla.

General and Administrative Expenses

General and administrative expenses for the current quarter of $16.0 million were 10% higher than the same period in 2023 due mainly to higher share-based compensation expenses. G&A comprises the following items:

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Mine G&A	9.9	8.4	18%	26.6	20.5	30%
Corporate G&A	3.9	5.5	(29%)	19.8	19.7	1%
Share-based payments	2.1	0.5	320%	10.1	3.8	166%
Workers' participation	0.1	0.2	(50%)	0.2	0.2	0%
Total	16.0	14.6	10%	56.7	44.2	28%

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Liquidity

The Company’s total liquidity available as of September 30, 2024 was $430.6 million comprised of $180.6 million in cash and cash equivalents, and the fully undrawn $250.0 million revolving credit facility (excluding letters of credit). Effective October 31, 2024, the Company amended its credit facility reducing the amount of the facility to $150 million from $250 million (the facility would have stepped down to $175 million in November 2024), and increased the uncommitted accordion option from $50 million to $75 million. An improved pricing grid and covenant flexibility was negotiated under the amended facility.

Séguéla Mine, Côte d’Ivoire

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	418,390	310,387	1,131,684	419,992
Average tonnes crushed per day	4,548	3,695	4,115	2,762

Gold
Grade (g/t)	2.69	3.83	2.94	3.28
Recovery (%)	92	93	93	94
Production (oz)	34,998	31,498	102,537	35,521
Metal sold (oz)	33,816	35,503	101,369	35,503
Realized price ($/oz)	2,494	1,927	2,305	1,927

Unit Costs
Cash cost ($/oz Au)[1]	655	397	559	397
All-in sustaining cash cost ($/oz Au)[1]	1,176	788	1,073	788

Capital Expenditures ($000's)[2]
Sustaining	5,992	3,147	14,827	3,147
Sustaining leases	2,332	3,044	7,034	3,044
Non-sustaining	4,797	-	14,437	-
Brownfields	187	-	6,273	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

During the third quarter of 2024, mine production totaled 484,050 tonnes of ore, averaging 2.48 g/t Au, and containing an estimated 38,661 ounces of gold from the Antenna, Ancien and Koula pits. Movement of waste during the quarter totaled 2,935,335 tonnes, for a strip ratio of 6:1. Production was mainly focused from the Antenna pit which produced 412,063 tonnes of ore, with the balance of production sourced from the Koula and Ancien pits.

In the third quarter of 2024, Séguéla processed 418,390 tonnes, producing 34,998 ounces of gold, at an average head grade of 2.69 g/t Au, an 11% increase and 30% decrease, respectively, compared to the third quarter in 2023. The decrease in gold grade is in line with the planned mining sequence. Plant throughput for the quarter averaged 208 tonnes per hour (tph), 35% higher than name plate design capacity of 154 tph. The power outages that were experienced in the second quarter did not affect processing plant operations in the third quarter and enabled an increase in the tonnes processed. However, a failure of the drive shaft of the main apron feeder in early July required a repair which reduced throughput rates while the repairs were completed. Throughput rates were subsequently increased, averaging 216 tph in September.

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The cash cost per gold ounce sold was $655 for the quarter ended September 30, 2024, compared to $397 in the same period of 2023. The increase is explained by the higher head grade and low-cost production associated with Séguéla´s first quarter of operations in the comparative period. The lower cost of production was mostly related to low-strip mining, shorter haulage, and lower maintenance costs.

The all-in sustaining cash cost per gold ounce sold was $1,176 for the quarter ending September 30, 2024, an increase from $788 for the same period in 2023. This increase is due to increased cash costs and increased sustaining capital expenditures in 2024 for stripping activities.

Looking forward into 2025, the Séguéla mine plans to operate at approximately 35 percent higher throughput rate compared to nameplate design, and at a stripping ratio closer to the Mineral Reserve average of 13:1 compared to 6:1 year to date. The higher throughput achieved through optimization initiatives in 2024 has not required any material capital expenditures. As a result of sustained higher production rates, the mine will correspondingly face an acceleration of infrastructure requirements in the approximate amount of $10 million above 2024 infrastructure capex figures. These capital projects are primarily related to the early expansion of the tailings storage facility, relocation of the Sunbird communications tower for development of the Sunbird pit, and land access to new mineral deposits and related compensation payments. Management anticipates that advancing these infrastructure projects will unlock annual target production rates of between 140k to 200k ounces in our life of mine plans.

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Yaramoko Mine, Burkina Faso

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	123,754	137,281	352,864	421,133

Gold
Grade (g/t)	6.71	7.72	7.92	6.52
Recovery (%)	98	99	98	98
Production (oz)	28,006	34,036	86,630	89,476
Metal sold (oz)	27,995	33,971	86,621	89,448
Realized price ($/oz)	2,474	1,932	2,304	1,932

Unit Costs
Cash cost ($/oz Au)[1]	974	753	876	764
All-in sustaining cash cost ($/oz Au)[1]	1,373	1,213	1,379	1,429

Capital Expenditures ($000's)[2]
Sustaining	5,381	9,451	20,112	37,318
Sustaining leases	1,002	1,161	3,069	3,681
Non-sustaining	2,463	–	4,005	–
Brownfields	(1,217)	1,447	1,543	3,656

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

In the third quarter of 2024, 123,754 tonnes of ore were treated at an average head grade of 6.71 g/t Au, producing 28,006 ounces of gold. This represents a 13% decrease in grade and an 18% decrease in production, when compared to the same period in 2023. The gold grade was lower than predicted in the mine plan due to continuing development operations providing lower grade ore and the milling of supplementary low-grade stockpiles.

During the quarter, 80,740 tonnes of ore were mined averaging 7.41 g/t Au from the 55 Zone, and 21,905 tonnes of ore averaging 9.02 g/t Au from QV Prime, totaling 102,645 tonnes averaging 7.75 g/t Au.

The cash cost per ounce of gold sold for the quarter ended September 30, 2024, was $974, compared to $753 in the same period in 2023. The increase for the quarter is mainly attributed to higher mining and indirect costs and lower volume of ounces sold due to lower grades.

The all-in sustaining cash cost per gold ounce sold was $1,373 for the quarter ended September 30, 2024, compared to $1,213 in the same period of 2023. The increase in the quarter was primarily due to higher cash costs described above, and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce. This was partially offset by lower sustaining capital expenditure in 2024.

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Lindero Mine, Argentina

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,654,101	1,467,578	4,610,215	4,449,049

Gold
Grade (g/t)	0.66	0.62	0.62	0.65
Production (oz)	24,345	20,933	70,481	71,647
Metal sold (oz)	26,655	22,242	69,886	74,194
Realized price ($/oz)	2,503	1,910	2,316	1,923

Unit Costs
Cash cost ($/oz Au)[1]	1,042	987	1,047	915
All-in sustaining cash cost ($/oz Au)[1]	1,962	1,609	1,881	1,568

Capital Expenditures ($000's)[2]
Sustaining	20,678	7,669	46,636	28,751
Sustaining leases	586	598	1,771	1,795
Non-sustaining	219	353	568	676

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the third quarter of 2024, 2.1 million tonnes of ore were mined, with a stripping ratio of 1:1. A total of 1,654,101 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.66 g/t, containing an estimated 34,925 ounces of gold. The 13% increase in tonnes placed on the leach pad, when compared to the third quarter of 2023, is mainly due to mine sequencing.

Lindero’s total gold production for the quarter was 24,345 ounces of gold, comprised of 22,569 ounces in doré bars, 1,754 ounces contained in rich fine carbon, and 21 ounces contained in copper precipitate. The 16% increase from the third quarter of 2023, is due to an increase in tonnes placed on the leach pad and higher gold grade in the third quarter of 2024.

The cash cost per ounce of gold for the quarter ended September 30, 2024 was $1,042 compared to $987 in the same period of 2023. The increase in cash cost per ounce of gold was related to increased mine costs as a result of additional heavy equipment rentals and labour costs.

The all-in sustaining cash cost per gold ounce sold during Q3 2024 was $1,962, an increase from $1,609 in the third quarter of 2023. The increase for the quarter was primarily due to higher cash costs as described above and higher sustaining capital expenditures to support the expansion of the heap leach pad which accounted for $580 per ounce in the quarter.

As of September 30, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 76% complete and tracking on budget. Procurement is complete, with items onsite. Liner installation is approximately 44% complete. In October of 2024, the Company started placing ore on the leach pad expansion and practical completion is expected by year-end. Minor construction activities and contractor demobilization are planned for early 2025.

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San Jose Mine, Mexico

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	188,212	247,542	545,529	689,165
Average tonnes milled per day	2,163	2,845	2,106	2,790

Silver
Grade (g/t)	99	189	128	180
Recovery (%)	86	91	87	91
Production (oz)	510,741	1,372,530	1,954,028	3,633,107
Metal sold (oz)	533,812	1,347,719	1,946,637	3,618,723
Realized price ($/oz)	29.45	23.65	27.12	23.37

Gold
Grade (g/t)	0.74	1.14	0.90	1.11
Recovery (%)	85	91	86	90
Production (oz)	3,771	8,205	13,573	22,215
Metal sold (oz)	3,941	8,068	13,411	22,118
Realized price ($/oz)	2,484	1,932	2,296	1,930

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	29.40	13.73	25.01	13.37
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	32.65	18.04	27.67	18.66

Capital Expenditures ($000's)[3]
Sustaining	–	3,462	–	10,828
Sustaining leases	198	256	675	632
Non-sustaining	2,535	385	8,325	1,178
Brownfields	–	1,082	–	2,958

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis

In the third quarter of 2024, San Jose produced 510,741 ounces of silver and 3,771 ounces of gold, 63% and 54% decreases respectively, at average head grades for silver and gold of 99 g/t and 0.74 g/t, a 48% decrease and 35% decrease respectively, when compared to the same period in 2023. During the third quarter the mine plan included areas near old workings at the upper level of the mine which have a higher level of geological uncertainty. These areas accounted for 46% of quarterly production and returned 36% lower head grades and 28% lower tonnage than expected. The mine plan for the fourth quarter continues to encompass areas of high geologic uncertainty.

The processing plant milled 188,212 tonnes averaging 2,163 tonnes per day. Metallurgical recoveries were impacted by higher iron oxide material from upper levels mined during the period.

The cash cost per silver equivalent ounce for the three months ending September 30, 2024, was $29.40, an increase from $13.73 in the same period of 2023. The higher cost per ounce was primarily the result of lower production and silver equivalent ounces sold as described above and the impact of fixed costs being spread across fewer ounces sold.

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The all-in sustaining cash cost per payable silver equivalent ounce for the three months ended September 30, 2024, increased by 81% to $32.65 from $18.04 for the same period in 2023. These increases were mainly driven by higher cash costs and lower production, which was partially offset by lower capital expenditures.

Following Management’s evaluation of the options available for San Jose, the Company is planning to initiate the progressive closure of the San Jose mine starting in the first quarter of 2025. A comprehensive multi-year closure and monitoring plan and budget are expected to be completed in the fourth quarter of 2024. The plan considers concurrent closure activities with reduced mining operations, which may continue for up to eighteen months at rates of under 1,000 tonnes per day in selected portions of the remaining Mineral Resources in the underground mine. Management expects production income can offset a significant portion of closure costs in the initial years.

Fortuna | 11

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	138,030	140,077	411,669	403,076
Average tonnes milled per day	1,551	1,556	1,548	1,515

Silver
Grade (g/t)	82	83	84	84
Recovery (%)	84	82	83	82
Production (oz)	305,446	308,221	927,304	896,583
Metal sold (oz)	338,768	275,708	931,820	875,365
Realized price ($/oz)	29.24	23.93	26.98	23.50

Gold
Grade (g/t)	0.11	0.13	0.11	0.13
Recovery (%)	27	24	28	24
Production (oz)	131	149	424	404
Metal sold (oz)	46	18	169	40
Realized price ($/oz)	2,512	1,921	2,233	1,902

Lead
Grade (%)	3.62	3.66	3.64	3.66
Recovery (%)	91	92	91	92
Production (000's lbs)	9,998	10,337	30,053	30,053
Metal sold (000's lbs)	10,934	9,232	30,181	29,433
Realized price ($/lb)	0.93	0.97	0.95	0.98

Zinc
Grade (%)	4.64	5.07	4.63	5.07
Recovery (%)	91	90	90	90
Production (000's lbs)	12,809	14,037	38,032	41,125
Metal sold (000's lbs)	13,411	13,959	38,586	41,759
Realized price ($/lb)	1.26	1.10	1.22	1.26

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	14.88	15.25	13.45	14.10
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	22.69	21.14	19.90	19.03

Capital Expenditures ($000's)[3]
Sustaining	6,310	3,514	12,480	9,267
Sustaining leases	(9)	813	1,871	2,626
Brownfields	516	797	1,208	1,337

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

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The Caylloma Mine produced 305,446 ounces of silver at an average head grade of 82 g/t Ag in the third quarter of 2024, reflecting similar production as the previous quarter.

Zinc and lead production was 12.8 million pounds and 10.0 million pounds, respectively, with average head grades of 4.64% Zn and 3.62% Pb, representing an 8% decrease and 1% decrease, respectively, when compared to the third quarter of 2023. Zinc production decreased by 9% and lead production decreased by 3% when compared to the same period in 2023. The lower production is the result of lower head grades delivered to the plant, in accordance with the planned mining sequence for the period.

The cash cost per silver equivalent ounce sold for the three months ended September 30, 2024 was $14.88, a 2% decrease compared to the comparable period in 2023. Cash costs for the mine were lower for the period due to lower ground support costs as mining took place in more competent rock and lower plant costs but was offset by lower silver equivalent ounces sold due to high silver prices and the impact on the calculation of silver equivalent for lead and zinc.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended September 30, 2024, was $22.69 compared to $21.14 for the same period in 2023. The increase is due to higher sustaining capital expenditures in the third quarter of 2024 compared to the same period in 2023 and the impact of higher silver prices on the calculation of silver equivalent ounces for base metals. If silver equivalent ounces were calculated using guidance prices, the all-in sustaining cost per ounce would have been approximately $19.38.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2024 (“Q3 2024 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor; and the additional purposes, if any, for which management of the Company uses such measures and ratio. The Q3 2024 MD&A may be accessed on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Except as otherwise described in the Q3 2024 MD&A, the Company has calculated these measures consistently for all periods presented.

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Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for September 30, 2024

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at September 30, 2024
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents	(180.6)
Total net debt[1]	(8.1)
Adjusted EBITDA (last four quarters)	459.5
Total net debt to adjusted EBITDA ratio	0:1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023
Net income attributable to shareholders	50.5	27.5	117.4	41.5
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.3)	(0.1)
Foreign exchange loss, Séguéla Mine[2]	-	0.1	-	-
Write off of mineral properties	-	0.5	-	0.5
Unrealized loss (gain) on derivatives	-	(0.1)	-	(0.3)
Income tax, convertible debentures	-	-	(12.0)	-
Inventory adjustment	(0.1)	-	1.7	0.7
Accretion on right of use assets	0.9	1.5	2.7	2.6
Other non-cash/non-recurring items	(1.4)	0.1	(2.2)	(0.6)
Adjusted attributable net income	49.9	29.6	107.3	44.3
[1] Amounts are recorded in Cost of sales

Reconciliation of net income to adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
Consolidated (in millions of US dollars)	2024	2023	2024	2023
Net income	54.4	30.9	126.8	46.2
Adjustments:
Community support provision and accruals	-	(0.1)	(0.5)	(0.2)
Inventory adjustment	(0.1)	-	2.5	0.9
Foreign exchange loss, Séguéla Mine	-	0.1	-	-
Net finance items	6.3	8.2	19.4	14.3
Depreciation, depletion, and amortization	59.9	63.9	167.4	148.0
Income taxes	15.1	6.6	37.3	15.6
Other non-cash/non-recurring items	(4.3)	(5.0)	(13.8)	(10.8)
Adjusted EBITDA	131.3	104.6	339.1	214.0

Figures may not add due to rounding

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Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023

Net cash provided by operating activities	92.9	106.5	215.4	191.8
Closure and rehabilitation provisions	2.2	-	2.3	-
Séguéla, working capital	-	-	-	4.4
Additions to mineral properties, plant and equipment	(37.8)	(30.6)	(103.1)	(97.3)
Gain on blue chip swap investments	3.2	-	8.3	-
Right of use payments	(4.2)	(5.9)	(14.8)	(11.6)
Other adjustments	0.3	-	(0.8)	-
Free cash flow from ongoing operations	56.6	70.0	107.3	87.3

Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2024 and 2023

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	42,350	45,656	55,466	24,697	19,820	187,991
Inventory adjustment	2	—	—	135	—	137
Depletion, depreciation, and amortization	(13,639)	(12,923)	(27,165)	(1,150)	(4,465)	(59,342)
Royalties and taxes	(89)	(5,480)	(6,143)	(639)	(366)	(12,717)
By-product credits	(1,132)	—	—	—	—	(1,132)
Other	—	—	—	6	(279)	(273)
Treatment and refining charges	—	—	—	826	2,249	3,075
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	117,737
Ounces of gold equivalent sold	26,393	27,995	33,816	9,597	13,401	111,203
Cash cost per ounce of gold equivalent sold ($/oz)	1,042	974	655	2,488	1,265	1,059
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	36,778	53,943	33,233	37,071	16,159	177,184
Inventory adjustment	—	—	—	—	—	—
Depletion, depreciation, and amortization	(11,132)	(24,563)	(14,556)	(10,233)	(2,960)	(63,444)
Royalties and taxes	(3,266)	(3,793)	(4,568)	(1,278)	(166)	(13,071)
By-product credits	(454)	—	—	—	—	(454)
Other	—	—	—	(341)	(340)	(681)
Treatment and refining charges	—	—	—	1,010	4,972	5,982
Cash cost applicable per gold equivalent ounce sold	21,926	25,587	14,109	26,229	17,665	105,516
Ounces of gold equivalent sold	22,224	33,971	35,503	23,487	14,384	129,570
Cash cost per ounce of gold equivalent sold ($/oz)	987	753	397	1,117	1,228	814
Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023
Figures may not add due to rounding

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Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	112,409	131,446	152,106	73,945	53,164	523,072
Inventory adjustment	(226)	(2,852)	—	597	—	(2,481)
Depletion, depreciation, and amortization	(36,800)	(36,922)	(78,211)	(2,114)	(11,647)	(165,694)
Royalties and taxes	(458)	(15,782)	(17,244)	(2,210)	(949)	(36,643)
By-product credits	(2,259)	—	—	—	—	(2,259)
Other	—	—	—	—	(960)	(960)
Treatment and refining charges	—	—	—	2,543	5,766	8,309
Cash cost applicable per gold equivalent ounce sold	72,666	75,890	56,651	72,761	45,374	323,342
Ounces of gold equivalent sold	69,430	86,621	101,369	34,218	39,476	331,114
Cash cost per ounce of gold equivalent sold ($/oz)	1,047	876	559	2,126	1,149	977
Gold equivalent was calculated using the realized prices for gold of $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn for Year to Date 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	118,783	137,159	33,233	98,960	50,810	438,945
Inventory adjustment	15	(827)	—	—	—	(812)
Depletion, depreciation, and amortization	(36,197)	(57,719)	(14,556)	(28,677)	(9,848)	(146,997)
Royalties and taxes	(11,042)	(10,241)	(4,568)	(3,575)	(851)	(30,277)
By-product credits	(3,738)	—	—	—	—	(3,738)
Other	—	—	—	(91)	(1,294)	(1,385)
Treatment and refining charges	—	—	—	2,848	15,735	18,583
Cash cost applicable per gold equivalent ounce sold	67,821	68,372	14,109	69,465	54,552	274,319
Ounces of gold equivalent sold	74,117	89,448	35,503	63,000	47,128	309,195
Cash cost per ounce of gold equivalent sold ($/oz)	915	764	397	1,103	1,158	887
Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023
Figures may not add due to rounding

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Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2024 and 2023

AISC Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	—	117,737
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	89	5,480	6,143	639	366	—	12,717
Worker's participation	—	—	—	—	472	—	472
General and administration	2,935	550	2,945	1,802	1,246	6,275	15,753
Stand-by	—	—	—	—	—	—	—
Total cash costs	30,516	33,283	31,246	26,316	19,043	6,275	146,679
Sustaining capital[1]	21,264	5,166	8,511	198	6,817	—	41,956
All-in sustaining costs	51,780	38,449	39,757	26,514	25,860	6,275	188,635
Gold equivalent ounces sold	26,393	27,995	33,816	9,597	13,401	—	111,203
All-in sustaining costs per ounce	1,962	1,373	1,176	2,763	1,930	—	1,696
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q3 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,926	25,587	14,109	26,229	17,665	—	105,516
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	3,266	3,793	4,568	1,278	166	—	13,071
Worker's participation	—	—	—	426	510	—	936
General and administration	2,292	(243)	3,112	1,727	1,032	6,219	14,139
Stand-by	—	—	—	—	—	—	—
Total cash costs	27,484	29,137	21,789	29,660	19,373	6,219	133,662
Sustaining capital[1]	8,267	12,059	6,191	4,800	5,124	—	36,441
All-in sustaining costs	35,751	41,196	27,980	34,460	24,497	6,219	170,103
Gold equivalent ounces sold	22,224	33,971	35,503	23,487	14,384	—	129,570
All-in sustaining costs per ounce	1,609	1,213	788	1,467	1,703	—	1,313
Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023
Figures may not add due to rounding
[1] Presented on a cash basis

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AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	72,666	75,890	56,651	72,761	45,374	—	323,342
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	458	15,782	17,244	2,210	949	—	36,643
Worker's participation	—	—	—	—	1,361	—	1,361
General and administration	9,095	1,282	6,716	4,850	3,871	29,262	55,076
Stand-by	—	—	—	—	—	—	—
Total cash costs	82,219	94,731	80,611	79,821	51,555	29,262	418,199
Sustaining capital[1]	48,407	24,724	28,134	675	15,559	—	117,499
All-in sustaining costs	130,626	119,455	108,745	80,496	67,114	29,262	535,698
Gold equivalent ounces sold	69,430	86,621	101,369	34,218	39,476	—	331,114
All-in sustaining costs per ounce	1,881	1,379	1,073	2,352	1,700	—	1,618
Gold equivalent was calculated using the realized prices for gold of $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn for Year to Date 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	67,821	68,372	14,109	69,465	54,552	—	274,319
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	11,042	10,241	4,568	3,575	851	—	30,277
Worker's participation	—	—	—	114	1,528	—	1,642
General and administration	6,791	1,255	3,112	5,251	3,466	23,300	43,175
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	85,654	83,201	21,789	82,489	60,397	23,300	356,830
Sustaining capital[1]	30,546	44,655	6,191	14,418	13,230	—	109,040
All-in sustaining costs	116,200	127,856	27,980	96,907	73,627	23,300	465,870
Gold equivalent ounces sold	74,117	89,448	35,503	63,000	47,128	—	309,195
All-in sustaining costs per ounce	1,568	1,429	788	1,538	1,562	—	1,508
Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023
Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2024 and 2023

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	24,697	19,820	44,517
Inventory adjustment	135	—	135
Depletion, depreciation, and amortization	(1,150)	(4,465)	(5,615)
Royalties and taxes	(639)	(366)	(1,005)
Other	6	(279)	(273)
Treatment and refining charges	826	2,249	3,075
Cash cost applicable per silver equivalent sold	23,875	16,959	40,834
Ounces of silver equivalent sold[1]	812,015	1,139,823	1,951,838
Cash cost per ounce of silver equivalent sold ($/oz)	29.40	14.88	20.92

1 Silver equivalent sold for Q3 2024 for San Jose is calculated using a silver to gold ratio of 84.3:1. Silver equivalent sold for Q3 2024 for Caylloma is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

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Cash Cost Per Silver Equivalent Ounce Sold - Q3 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	37,071	16,159	53,230
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(10,233)	(2,960)	(13,193)
Royalties and taxes	(1,278)	(166)	(1,444)
Other	(341)	(340)	(681)
Treatment and refining charges	1,010	4,972	5,982
Cash cost applicable per silver equivalent sold	26,229	17,665	43,894
Ounces of silver equivalent sold[1]	1,910,609	1,158,881	3,069,490
Cash cost per ounce of silver equivalent sold ($/oz)	13.73	15.25	14.30

1 Silver equivalent sold for San Jose for Q3 2023 is 81.7:1.Silver equivalent sold for Caylloma for Q3 2023 is calculated using a silver to gold ratio of 80.3:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio 1:21.7

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	73,945	53,164	127,109
Inventory adjustment	597	—	597
Depletion, depreciation, and amortization	(2,114)	(11,647)	(13,761)
Royalties and taxes	(2,210)	(949)	(3,159)
Other	—	(960)	(960)
Treatment and refining charges	2,543	5,766	8,309
Cash cost applicable per silver equivalent sold	72,761	45,374	118,135
Ounces of silver equivalent sold[1]	2,908,861	3,372,741	6,281,602
Cash cost per ounce of silver equivalent sold ($/oz)	25.01	13.45	18.81

[1] Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.6:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

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Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	98,960	50,810	149,770
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(28,677)	(9,848)	(38,525)
Royalties and taxes	(3,575)	(851)	(4,426)
Other	(91)	(1,294)	(1,385)
Treatment and refining charges	2,848	15,735	18,583
Cash cost applicable per silver equivalent sold	69,465	54,552	124,017
Ounces of silver equivalent sold[1]	5,194,670	3,869,253	9,063,923
Cash cost per ounce of silver equivalent sold ($/oz)	13.37	14.10	13.68

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 82.6:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 80.9:1, silver to lead ratio of 1:24.0 pounds, and silver to zinc ratio of 1:18.6 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2024 and 2023

AISC Per Silver Equivalent Ounce Sold - Q3 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	23,875	16,959	40,834
Royalties and taxes	639	366	1,005
Worker's participation	—	472	472
General and administration	1,802	1,246	3,048
Stand-by	—	—	—
Total cash costs	26,316	19,043	45,359
Sustaining capital[3]	198	6,817	7,015
All-in sustaining costs	26,514	25,860	52,374
Silver equivalent ounces sold[1]	812,015	1,139,823	1,951,838
All-in sustaining costs per ounce[2]	32.65	22.69	26.83

1 Silver equivalent sold for Q3 2024 for San Jose is calculated using a silver to gold ratio of 84.3:1. Silver equivalent sold for Q3 2024 for Caylloma is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q3 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	26,229	17,665	43,894
Royalties and taxes	1,278	166	1,444
Worker's participation	426	510	936
General and administration	1,727	1,032	2,759
Stand-by	—	—	—
Total cash costs	29,660	19,373	49,033
Sustaining capital[3]	4,800	5,124	9,924
All-in sustaining costs	34,460	24,497	58,957
Silver equivalent ounces sold[1]	1,910,609	1,158,881	3,069,490
All-in sustaining costs per ounce[2]	18.04	21.14	19.21

1 Silver equivalent sold for San Jose for Q3 2023 is 81.7:1.Silver equivalent sold for Caylloma for Q3 2023 is calculated using a silver to gold ratio of 80.3:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio 1:21.7

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

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AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	72,761	45,374	118,135
Royalties and taxes	2,210	949	3,159
Worker's participation	—	1,361	1,361
General and administration	4,850	3,871	8,721
Stand-by	—	—	—
Total cash costs	79,821	51,555	131,376
Sustaining capital[3]	675	15,559	16,234
All-in sustaining costs	80,496	67,114	147,610
Silver equivalent ounces sold[1]	2,908,861	3,372,741	6,281,602
All-in sustaining costs per ounce[2]	27.67	19.90	23.50

1 Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.6:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	69,465	54,552	124,017
Royalties and taxes	3,575	851	4,426
Worker's participation	114	1,528	1,642
General and administration	5,251	3,466	8,717
Stand-by	4,084	—	4,084
Total cash costs	82,489	60,397	142,886
Sustaining capital[3]	14,418	13,230	27,648
All-in sustaining costs	96,907	73,627	170,534
Silver equivalent ounces sold[1]	5,194,670	3,869,253	9,063,923
All-in sustaining costs per ounce[2]	18.66	19.03	18.81

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 82.6:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 80.9:1, silver to lead ratio of 1:24.0 pounds, and silver to zinc ratio of 1:18.6 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 and accompanying Q3 2024 MD&A, which are available for download on the Company’s website, www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, November 7, 2024, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/51478 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 7, 2024

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 398720

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 51478

Playback of the earnings call will be available until Thursday, November 21, 2024. Playback of the webcast will be available until Friday, November 7, 2025. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | www.fortunamining.com | X | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated financial and operational performance in 2024; estimated production and costs of production for 2024, including grade and volume of metal produced and sales, revenues and cashflows, and capital costs (sustaining and non-sustaining), and operating costs, including projected production cash costs and all-in sustaining costs; the Company’s expectations regarding meeting cost and production guidance; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2024, including amounts for exploration activities at its properties; statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain; the Company’s expectation regarding the timing of the completion of the leach pad expansion project at the Lindero Mine and statements that the project is tracking on budget; statements regarding the anticipated exhaustion of Mineral Reserves at the San Jose Mine; statements regarding the progressive closure of the San Jose Mine, including expected timing of the closure and monitoring plan and budget, the anticipated duration of mining operations and production amounts as well as expectations that production income can offset significant closure costs in the initial years; statements regarding cost and productivity initiatives launched by the Company; the Company’s expectations regarding the Séguéla Mine in 2025, including anticipated stripping ratio, throughput compared to nameplate design, and expectations regarding increased infrastructure costs; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other

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assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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